UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 5)*


                       Delta Petroleum Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                247907207
                              (CUSIP Number)

                              March 31, 2009
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 247907207                                                Page 1 of 5

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,100


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        151,980
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     151,980          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.1%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC








CUSIP: 247907207                                                Page 2 of 5

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 5

Item 1(a)     Name of Issuer:
       Delta Petroleum Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
       370 Seventeenth Street, Suite 4300
       Denver CO 80202

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       247907207

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital Group International, Inc. ("CGII") is the parent
       holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G.  The
       investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of
       1934 (the "Act") and several investment advisers registered
CUSIP: 247907207                                                Page 3 of 5
       under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 151,980 shares or 0.1% of the 103,591,880 shares of Common Stock believed to be outstanding.

Shares reported by Capital Group International, Inc., include 148,880 shares resulting from the assumed conversion of $4,517,000 principal amount of the 3.75% Convertible Senior Note due
       05/01/2037.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital Group International, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Delta Petroleum Corporation.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company ("CGTC") is a bank as defined in Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group
          International, Inc.

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








CUSIP: 247907207                                                Page 4 of 5

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          April 9, 2009

        Signature:     ***Peter C. Kelly
        Name/Title:    Peter C. Kelly, Secretary
                       Capital Group International, Inc.




        ***By  /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated March 30, 2009 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc. on April 9, 2009 with respect to Cerner
          Corporation.



































CUSIP: 247907207                                                Page 5 of 5